September 7, 2005

SENT VIA EDGAR

Ms. Joyce Sweeney
Senior Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-0408

Re:    CFS Bancorp, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2004
Forms 10-Q for the Quarters Ended March 31, 2005 and June 30, 2005
File No. 000-024611

Dear Ms. Sweeney:

The following are the responses of CFS Bancorp, Inc. (the Company) to the additional comments set forth in the letter of the staff of the Securities and Exchange Commission dated September 1, 2005 relating to the Company’s Form 10-K for the year ended December 31, 2004 (2004 Form 10-K) and the Forms 10-Q for the quarters ended March 31, 2005 and June 30, 2005. For reference purposes, the text of the staff’s comment letter has been reproduced below in italics with the Company’s responses following immediately thereafter.

Form 10-K for the fiscal year ended December 31, 2004

Results of Operations

Non-Interest Expense, page 26

Comment No. 1

We note your supplemental response to comment 2 of our letter dated August 11, 2005. Please tell us and in future filings disclose the following:

• When you purchased the viatical receivables and for what consideration;
• What prompted the review of the receivable files during the third quarter of 2004;
• How it came about that you recorded the policies as receivables for which you were not the named beneficiary;
• Any recourse provisions available to you related to your original purchase of the receivables; and
• How you determined that the current carrying value of receivables is appropriate.

Ms. Joyce Sweeney
September 7, 2005

Response to Comment No. 1

• The Company purchased these receivables for an aggregate cash consideration of $958,000 over a period beginning in 2000 through 2003 subsequent to the Company’s merger in July 1998 with SuburbFed Financial Corp (SuburbFed). Prior to the merger, SuburbFed’s wholly-owned subsidiary, Suburban Federal Savings Bank, a federal savings bank (Suburban Federal), offered and sold to its customers, as agent, viatical receivable investments issued by third parties. After the merger, the Company received numerous complaints from customers of Suburban Federal who purchased these investments concerning the realization of the projected return on investment. In an effort to settle the complaints, the Company offered to repurchase these investments from these customers. The Company generally repurchased the viatical receivables at the customer’s cost basis, which included the original cost plus premium payments in some cases.
• In light of the increasing concerns surrounding the viatical industry, the difficulty associated with the bankruptcy of one of the viatical companies that offered these investments, and the May 2004 closure by federal and state regulators of one of the nation’s leading seller of these investments, uncertainty was created relative to these receivables. As a result of the uncertainty, the Company embarked upon a thorough review of its viatical receivables during the third quarter of 2004 to assess the reasonable collectibility of each receivable. The review allowed the Company to determine if the proper documentation as discussed below was available to continue to support the recorded carrying value.
• The Company, as part of the process of repurchasing the viatical receivables from its customers, required a consent and assignment agreement to be signed by the customer naming the Company as beneficiary. The agreement was then forwarded to the respective viatical companies who owned the policies to process the change in the beneficiary with the insurer. Typically, the Company would receive documentation for its files naming the Company as beneficiary. However, the above-described review of the files revealed that not all the requisite documentation had been received from the viatical companies and/or the insurance companies to validate a transfer of beneficial interest for every policy repurchased by the Company and reflected as an asset on its financial statements. This was primarily due to the increasing difficulty that the Company, as well as other investors, was experiencing in obtaining information and documentation from the various viatical receivables companies regarding these investments.
• The Company is not aware of recourse provisions it has regarding these policies.
• The current carrying value of the receivables is based on the amount paid to the customer for the policy, which included their cost plus any premiums paid in some cases. At the time the Company purchased these receivables, the Company determined that the cost carrying value of the receivables did not exceed the estimated or expected future insurance proceeds of these policies.

Ms. Joyce Sweeney
September 7, 2005

Comment No. 2

Please provide us with your analysis of how you determined that this was not a correction of an error to be reported consistent with paragraph 36 of APB 20.

Response to Comment No. 2

The Company does not believe the impairment write-down possesses the characteristics of a correction of an error as outlined in paragraph 13 of APB 20. These characteristics include errors that result from mathematical mistakes, mistakes in the application of accounting principles, or oversight or misuse of facts that existed at the time the financial statements were prepared. The impairment charge was not due to any such factors but a reflection of an analysis as a result of a number of subsequent developments concerning these assets. These subsequent developments raised issues regarding the value of the receivables. As discussed above, these developments included the increasing concerns surrounding the viatical receivable industry, the difficulty associated with the bankruptcy of one of the viatical companies that offered these investments, and the May 2004 closure by federal and state regulators of one of the nation’s leading seller of these investments, none of which occurred until some time after the Company purchased the receivables. As a result of the uncertainty created by these subsequent developments, the Company embarked upon a thorough review of its viatical receivables during the third quarter of 2004 to assess the reasonable collectibility of each receivable. In any case, the impairment charge did not relate to any of the factors as identified in paragraph 13 of APB 20.

Financial Statements

Consolidated Statements of Cash Flows, page 51

Comment No. 3

We note your supplemental response to comment 3 of our letter dated August 11, 2005. In future filings please separately quantify sales of loans and participations for each period presented.

Response to Comment No. 3

The Company will, in future filings, separately quantify sales of loans and participations for each period presented therein.

Ms. Joyce Sweeney
September 7, 2005

Note 7 - Borrowed Money, page 65

Comment No. 4

We note your supplemental response to comment 4 of our letter dated August 11, 2005. Please confirm that you include both the principal and interest cash flows in your determination of NPV. Tell us how you determined which individual advances comprise the $75 million of debt extinguishment.

Response to Comment No. 4

Yes, the Company included both the principal and interest cash flows in its determination of NPV as presented in Exhibit 1 in the Company’s letter dated August 22, 2005.

Each of the individual advances was restructured with an equal amount of new debt or with new debt and a cash repayment.  The individual advances comprising the $75 million of debt extinguishment consists of those advances that included a cash repayment with the amount of debt extinguishment equal to the amount of the cash repayment.

Comment No. 5

Please provide us with a revised substantial modification analysis that excludes the $75 million of extinguished debt and the related prepayment penalties.

Response to Comment No. 5

Please refer to Exhibit 1 enclosed with this letter.

Form 10-Q for the Quarterly Period Ended March 31, 2005

Changes in Financial Condition

Securities, page 18

Comment No. 6

We note your supplemental responses to comments 6 and 7 of our letter dated August 11, 2005. Please tell us how your concern over further increases in long-term interest rates impacted your determination that the $38.9 million of GSE securities with unrealized loss positions for 12 months or longer as of June 30, 2005 were not other-than-temporarily impaired. Tell us the nature of investments sold during the first two quarters of 2005 and the amounts of related gross realized losses. Refer to SAB Topic 5M.

Response to Comment No. 6

The impact of long-term interest rates was not a factor in determining whether the Company’s GSE securities with unrealized losses for 12 months or longer were other-than-temporarily impaired as compared to the Freddie Mac perpetual preferred security due to the different characteristics of the GSE securities. The $38.9 million of GSE securities as of June 30, 2005 was comprised of eight short-term securities with maturities ranging from 11 to 20 months. Although the length of time the amortized cost of these securities exceeded their market value was greater than one year, the associated

Ms. Joyce Sweeney
September 7, 2005

unrealized losses on these eight securities only ranged from 1.3% to 2.0% of book value as compared to more than 10% with respect to the Freddie Mac perpetual preferred security. Given the short term to maturity, the Company believes that the market loss on these securities will decrease as each security nears its maturity.

During the first two quarters of 2005, the Company sold a total of $38.1 million of securities for a net realized loss of $88,000. Of the total sold, $28.2 million were GSE securities which were sold for a gross realized loss of $273,000 and GSE securities totaling $964,000 which were sold for a gross realized gain of $16,000. The Company also sold collateralized mortgage obligations totaling $8.3 million for a gross realized gain of $177,000 and collateralized mortgage obligations totaling $661,000 for a gross realized loss of $8,000.

Management’s Closing Comments

Management of the Company acknowledges that CFS Bancorp, Inc. is responsible for the adequacy and accuracy of the disclosure in the Form 10-K for the year ended December 31, 2004 and in the Forms 10-Q for the quarters ended March 31, 2005 and June 30, 2005. Management of the Company understands that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings. In addition, management of the Company understands that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As applicable, the Company will revise its disclosures in future Forms 10-K and 10-Q in accordance with your comments. If you have any questions regarding these responses, please direct them to me, or in my absence, to Joyce Fabisiak, Vice President - Finance and Reporting, at 219-836-5500.

Sincerely,

/s/ Charles V. Cole
Charles V. Cole
Executive Vice President and
Chief Financial Officer

cc:  Matthew Komar, Staff Accountant
   Philip R. Bevan, Esq.

Exhibit 1

Remaining
			Call Date to	Term
Amount	Rate	Maturity	use for NPV	(months)	Settle Date	Penalty	NPV

Old Cash Flows
3151350	$36,000,000	5.95%	03/23/10		64.0	11/23/04	$3,898,308	$35,966,015
4260722	25,000,000	5.91%	04/28/10		65.1	11/24/04	2,675,501	24,990,441
5120063	39,000,000	6.34%	05/15/10	02/16/10	65.6	11/26/04	4,996,229	38,914,846
6010441	25,000,000	6.29%	06/07/10		66.4	11/26/04	3,076,059	24,919,153
6151262	50,000,000	5.94%	06/21/10		66.8	11/26/04	5,408,109	49,929,005
2140113	50,000,000	5.77%	02/16/10		62.5	12/3/04	4,588,143	49,845,308
2250164	50,000,000	5.72%	03/01/10	05/29/09	62.9	12/4/04	4,467,520	49,878,751
1270168	50,000,000	5.70%	02/01/10		61.9	12/7/04	4,768,368	49,728,174

	$325,000,000	5.92%			64.2		$33,878,237	$324,171,693

New Cash Flows							Disct at Old Rate	NPV
412030076	$20,000,000	2.29%	6/6/05		6.0	12/7/04	5.92%	$19,453,318
411230092	9,000,000	2.29%	5/25/05		6.0	11/26/04	5.92%	8,796,283
411240048	25,000,000	2.29%	5/25/05		6.0	11/26/04	5.92%	24,434,119
412030077	10,000,000	3.00%	12/7/05		12.0	12/7/04	5.92%	9,627,428
412030078	10,000,000	3.20%	6/7/06		18.0	12/7/04	5.92%	9,524,505
411220822	25,000,000	3.43%	11/24/06		24.0	11/24/04	5.92%	23,736,975
411230039	25,000,000	3.45%	11/26/06		24.0	11/26/04	5.92%	23,745,946
411190087	12,000,000	3.42%	11/24/06		24.0	11/23/04	5.92%	11,392,602
411230090	15,000,000	3.42%	11/27/06		24.0	11/26/04	5.92%	14,240,279
412010427	20,000,000	3.60%	6/4/07		30.0	12/3/04	5.92%	18,772,534
41202132	15,000,000	3.65%	6/5/07		30.0	12/4/04	5.92%	14,096,037
411190094	12,000,000	3.67%	11/23/07		36.0	11/23/04	5.92%	11,223,324
411230091	15,000,000	3.66%	11/26/07		36.0	11/26/04	5.92%	14,024,261
411230040	25,000,000	3.68%	11/26/07		36.0	11/26/04	5.92%	23,387,612
412010428	30,000,000	3.85%	6/3/08		42.0	12/3/04	5.92%	27,839,125
41202133	10,000,000	3.90%	6/5/08		42.0	12/4/04	5.92%	9,295,654
411190095	12,000,000	3.88%	11/24/08		48.0	11/23/04	5.92%	11,103,486
412030093	5,000,000	3.83%	12/8/08		48.0	12/7/04	5.92%	4,596,632
41202139	10,000,000	4.12%	6/5/09		54.0	12/4/04	5.92%	9,231,338
41202135	15,000,000	4.02%	12/5/09		60.0	12/4/04	5.92%	13,685,863
412030094	5,000,000	4.03%	12/7/09		60.0	12/7/04	5.92%	4,563,296
	$325,000,000	3.41%			29.6			$306,770,619
Variable Only	$54,000,000	2.29%			6.0
Fixed Only	$271,000,000	3.64%			34.3

	Summary
	NPV of Old Debt			$324,171,693

	NPV of New		306,770,619
	Paid off
	Penalty		33,878,237
				340,648,855

	Change in NPV of Cashflows			$(16,477,163)

	10% of NPV of Old Debt			$32,417,169

	Meets Test?			No